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                                                    Registration No. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549
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                                    FORM T-1
                              -------------------

                       STATEMENT OF ELIGIBILITY UNDER THE
                  TRUST INDENTURE ACT OF 1939 OF A CORPORATION
                          DESIGNATED TO ACT AS TRUSTEE
                             ---------------------

         CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE
                         PURSUANT TO SECTION 305(b)(2)
                              -------------------

                                 SUNTRUST BANK
              (Exact name of trustee as specified in its charter)

303 PEACHTREE STREET, N.E.
30TH FLOOR
ATLANTA, GEORGIA                     30308                    58-0466330
(Address of principal executive    (Zip Code)              (I.R.S. employer
offices)                                                 identification number)
                              -------------------

                                  JACK ELLERIN
                                 SUNTRUST BANK
                              25 PARK PLACE, N.E.
                                   24TH FLOOR
                          ATLANTA, GEORGIA 30303-2900
                                  404-588-7296
           (Name, address and telephone number of agent for service)
                              -------------------
                           COOPER CAMERON CORPORATION
             (Exact name of registrant as specified in its charter)

                DELAWARE
      (State or other jurisdiction                       76-0451843
    of incorporation or organization)         (IRS employer identification no.)

           1333 WEST LOOP SOUTH
                SUITE 1700                                 77027
              HOUSTON, TEXAS                            (Zip Code)
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                           ___% SENIOR NOTES DUE 2007
                      (Title of the indenture securities)

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1.       General information.
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         Furnish the following information as to the trustee--

                  Name and address of each examining or supervising authority to which it is subject.

                  DEPARTMENT OF BANKING AND FINANCE,
                  STATE OF GEORGIA
                  2990 BRANDYWINE ROAD, SUITE 200
                  ATLANTA, GEORGIA 30341-5565

                  FEDERAL RESERVE BANK OF ATLANTA
                  1000 PEACHTREE STREET, N.E.
                  ATLANTA, GEORGIA 30309-4470

                  FEDERAL DEPOSIT INSURANCE CORPORATION
                  550 17TH STREET, N.W.
                  WASHINGTON, D.C. 20429-9990

                  Whether it is authorized to exercise corporate trust powers.

                  YES.

2.       Affiliations with obligor.
         -------------------------

         If the obligor is an affiliate of the trustee, describe each such affiliation.

         NONE.

3-12. NO RESPONSES ARE INCLUDED FOR ITEMS 3 THROUGH AND INCLUDING 12. RESPONSES TO THOSE ITEMS ARE NOT REQUIRED BECAUSE, AS PROVIDED IN GENERAL INSTRUCTION B AND AS SET FORTH IN ITEM 13(B) BELOW, THE OBLIGOR IS NOT IN DEFAULT WITH RESPECT TO ANY SECURITIES ISSUED PURSUANT TO ANY INDENTURE UNDER WHICH SUNTRUST BANK IS TRUSTEE.

13.      Defaults by the Obligor.

         (a) State whether there is or has been a default with respect to the securities under this indenture. Explain the nature of any such default.


                  THERE IS NOT AND HAS NOT BEEN ANY DEFAULT UNDER THIS
                  INDENTURE.

         (b) If the trustee is a trustee under another indenture under which any other securities, or certificates of interest or participation in any other securities, of the obligor are outstanding, or is a trustee for more than one outstanding series of securities under the indenture, state whether there has been a default under any such indenture or series, identify the indenture or series affected, and explain the nature of any such default.



                  THERE HAS NOT BEEN ANY DEFAULT UNDER ANY INDENTURE.
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14-15.   NO RESPONSES ARE INCLUDED FOR ITEMS 14 AND 15. RESPONSES TO THOSE
         ITEMS ARE NOT REQUIRED BECAUSE, AS PROVIDED IN GENERAL INSTRUCTION B AND AS SET FORTH IN ITEM 13(B) ABOVE, THE OBLIGOR IS NOT IN DEFAULT WITH RESPECT TO ANY SECURITIES ISSUED PURSUANT TO ANY INDENTURE UNDER WHICH SUNTRUST BANK IS TRUSTEE.

16.      List of Exhibits.
         ----------------

         List below all exhibits filed as a part of this statement of eligibility; exhibits identified in parentheses are filed with the Commission and are incorporated herein by reference as exhibits hereto pursuant to Rule 7a-29 under the Trust Indenture Act of 1939, as amended, and Rule 24 of the Commission's Rules of Practice.

         (1) A copy of the Articles of Amendment and Restated Articles of Incorporation of the trustee as now in effect (Exhibit 1 to Form T-1, Registration No. 333-104621 filed by AMVESCAP PLC).

         (2) A copy of the certificate of authority of the trustee to commence business (Exhibit 2 to Form T-1, Registration No. 333-32106 filed by Sabre Holdings Corporation).

         (3) A copy of the authorization of the trustee to exercise corporate trust powers (Exhibits 2 and 3 to Form T-1, Registration No. 333-32106 filed by Sabre Holdings Corporation).

         (4) A copy of the existing by-laws of the trustee (as amended and restated August 13, 2002) (Exhibit 4 to Form T-1, Registration No. 333-104621 filed by AMVESCAP PLC).

         (5)      Not applicable.

         (6) The consent of the trustee required by Section 321(b) of the Trust Indenture Act of 1939.

         (7) A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority as of the close of business on December 31, 2003.

         (8)      Not applicable.

         (9)      Not applicable.


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                                   SIGNATURE


         Pursuant to the requirements of the Trust Indenture Act of 1939 the trustee, SunTrust Bank, a banking corporation organized and existing under the laws of the State of Georgia, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Atlanta and the State of Georgia, on the ___ day of March, 2004.



                                              SUNTRUST BANK



                                              By:/s/ Jack Ellerin
                                                 ------------------------------
                                                     Jack Ellerin
                                                     Assistant Vice President



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                                 EXHIBIT INDEX


         (6) The consent of the trustee required by Section 321(b) of the Trust Indenture Act of 1939.

         (7) A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority as of the close of business on December 31, 2003.